[Sharper Image Corporation Letterhead]

June 15, 2006

VIA EDGAR AND FEDERAL EXPRESS

Kathleen Kerrigan
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-3561

Re:	Sharper Image Corporation
Form 10-K for the fiscal year ended January 31, 2006
Filed May 1, 2006

Dear Ms. Kerrigan:

Sharper Image Corporation (the “Company”) received your letter dated May 31, 2006 in connection with the above filing.

As requested, we are writing to inform you that the Company intends to respond to the Staff’s letter on approximately July 10, 2006.

Please feel free to call me at (415) 445-6142 with any comments or questions with respect to the foregoing.

Sincerely,

/s/ Jeffrey Forgan_

Jeffrey P. Forgan
Executive Vice President, Chief Financial Officer

cc:	Michael Moran, Accounting Branch Chief	Michael Vanderklugt
	Securities and Exchange Commission	Deloitte & Touche, LLP

Bruce K. Dallas
	Sarah K. Solum	Tracy Y. Wan
	Matthew E. King	Daniel W. Nelson
	Davis Polk & Wardwell	Sharper Image Corporation